



SEC! 16001567

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 29222

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 AND ENDING December 31, 2015

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RH Investment Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

15760 Ventura Blvd., Suite 1732

(No. and Street)

Encino	California	91436
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A.L. "Bud" Byrnes, III   (818) 789-8781

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __A.L. "Bud" Byrnes, III_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__RH Investment Corporation_____ , as

of __December 31_____, 20__15____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

MARY WEISSHAR
Commission # 2035518
Notary Public - California
Los Angeles County
My Comm. Expires Aug 26, 2017

_____
Notary Public

_____ Signature

President Title/ CEO

ANDREW L. BYRNES III

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R H INVESTMENT CORPORATION

CONTENTS



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS
Report of Independent Registered Public Accounting Firm

Board of Directors
RH Investment Corporation

We have audited the accompanying statement of financial condition of RH Investment Corporation as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of RH Investment Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RH Investment Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of RH Investment Corporation's financial statements. The supplemental information is the responsibility of RH Investment Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 8, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE   *WE FOCUS & CARE*

R H INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash	$	55,125
Cash at clearing broker (including clearing deposit of $30,000)		849,291
Trading income receivable		6,409
Interest receivable		11,814
Securities inventory, at fair value		1,664,281
Secured demand note receivable		250,000
Equipment and leasehold improvements, net		52,058
Prepaid expenses and other assets		60,285
	$	2,949,263

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	13,264
Interest payable		9,501
Margin payable - securities inventory		1,663,730
Total liabilities		1,686,495
Liabilities subordinated to claims of general creditors		650,000
Commitments		
Stockholders' equity		
Common stock, $10 par value, 500,000 shares authorized, 123,540 shares issued and outstanding		1,235,400
Additional paid-in capital		130,616
Retained earnings		(753,248)
Total stockholders' equity		612,768
	$	2,949,263

R H INVESTMENT CORPORATION

STATEMENT OF OPERATIONS

Year Ended December 31, 2015

Revenues		
Trading income	$	1,193,661
Interest		152,762
Underwriting income		119,218
		1,465,641
Expenses		
Salaries, wages and related expenses		1,385,778
Interest expense		143,178
Computer fees and quote service		139,273
Payroll taxes		79,688
Rent and parking		88,891
Online execution fees		31,550
Clearing fees		19,301
Insurance		110,638
Pension plan		34,813
Depreciation		31,107
Other expenses		153,451
		2,217,668
Income before state franchise taxes		(752,027)
State franchise taxes		800
Net income	$	(752,827)

R H INVESTMENT CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2015

	Common Stock Shares	Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances, beginning of year	126,040 $	1,260,400 $	129,116 $	(421) $	1,389,095
Stock redemption	(2,500)	(25,000)	1,500	-	(23,500)
Net income	-	-	-	(752,827)	(752,827)
Dividends	-	-	-	-	-
Balances, end of year	123,540 $	1,235,400 $	130,616 $	(753,248) $	612,768

R H INVESTMENT CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBRODINATED TO
CLAIMS OF GENERAL CREDITORS

December 31, 2015		
Balance, beginning of year	$	650,000
Prepayment of revolving subordinated loans		0
Issuance of revolving subordinated loans		0
Balance, end of year	$	650,000

R H INVESTMENT CORPORATION

STATEMENT OF CASH FLOWS

Year Ended December 31, 2015

Cash flows from operating activities		
Net income	$	(752,827)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		31,107
Change in unrealized gains and losses on securities inventory		3,504
Changes in operating assets and liabilities:		
Cash at clearing broker		742,794
Trading income receivable		(1,888)
Interest receivable		35,941
Net purchases of securities Inventory		2,484,161
Prepaid expenses and other assets		(16,776)
Accounts payable and accrued expenses		(5,366)
Interest payable		(10,059)
Margin payable - securities inventory		(2,484,161)
Net cash provided by operating activities		26,430
Cash flows from financing activities		
Common stock redeemed		(25,000)
Additional paid-in capital		1,500
Net cash used in financing activities		(23,500)
Net increase in cash		2,930
Cash, beginnning of year		52,195
Cash, end of year	$	55,125
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	153,057
Cash paid during the year for taxes	$	0

R H INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies

Nature of Business

R H Investment Corporation (the "Company") was incorporated in California and is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii).

The Company is a municipal bond dealer and operates out of its office in Encino, California.

Basis of Presentation

Certain prior-year amounts have been reclassified to conform with the current year's presentation. These financial statements were approved by management and available for issuance on February 5, 2016. Subsequent events have been evaluated through this date.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

R H INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies (continued)

Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

Fair Value – Valuation Techniques and Inputs

Municipal Bonds

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations from market makers and other dealers, and if applicable, pricing models that factor in interest rates, bond or credit default swap spreads, and volatility. Municipal bonds are generally categorized in Level 1 or Level 2 of the fair value hierarchy.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Underwriting Income

Underwriting income from the underwriting of state and municipal bond issuances is recognized upon the sale of bonds to the market.

R H INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies (continued)

Equipment and Leasehold Improvements

Equipment and leasehold improvements is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Method
Furniture and fixtures	10 years	Straight-line
Computers and equipment	3 years	Straight-line
Leasehold improvements	6 years	Straight-line

Income Taxes

The shareholders of the Company have elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2015.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

R H INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets measured at fair value as of December 31, 2015 (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2015
Assets				
Securities inventory, at fair value				
State of California municipal bonds	$ 1,662	$ 2	$ -	$ 1,664
	$ 1,662	$ 2	$ -	$ 1,664

For the year ended December 31, 2015, the Company did not transfer any assets between the Level 1, Level 2 or Level 3 classifications of the fair value hierarchy.

Realized gains and losses and the change in unrealized gains and losses for the year ended December 31, 2015 are included in trading income in the statement of operations.

3. Equipment and leasehold improvements

Equipment and leasehold improvements consist of the following as of December 31, 2015:

Computers and equipment	$ 152,124
Furniture and fixtures	61,969
Leasehold improvements	2,965
	217,058
Less accumulated depreciation and amortization	165,000
	$ 52,058

R H INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

---

4. Liabilities subordinated to claims of general creditors

At December 31, 2015, the Company had five FINRA-approved subordinated loan agreements for a total of $650,000 with related parties. The terms of the subordinated loan agreements are as follows:

$250,000 secured demand note agreement maturing on November 15, 2016 with automatic rollover provision and bearing interest at 7.5% per annum, (note is collateralized by cash in excess of $250,000 and a portfolio of securities).

$100,000 loan agreement maturing on May 1, 2016 with automatic rollover provision and bearing interest at 8% per annum.

$200,000 loan agreement maturing on November 15, 2016 with automatic rollover provision and bearing interest at 7.5% per annum.

$100,000 loan agreement maturing on November 23, 2016 with automatic rollover provision and bearing interest at 7.5% per annum.

5. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

Cash at clearing broker includes a clearing deposit pursuant to the clearance agreement.

6. Margin payable to clearing broker

The margin payable to clearing broker is due on demand and is collateralized by all Company-owned securities held by, or deposited with, the clearing broker, Hilltop Securities Inc. Interest is charged at the clearing broker's call rate.

7. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

R H INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

---

8. Commitment

The Company leases office space at its location in Encino, California under a non-cancellable operating lease expiring on June 30, 2016. As of December 31, 2015, the Company's future minimum rental commitment is as follows:

Year Ending December 31,	
2016	35,938
	$ 35,938

9. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company makes a matching contribution of 3% to the Plan based on each employee's annual compensation. During the year ended December 31, 2015, the Company contributed $34,813 into the Plan.

10. Net capital requirement

The Company, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015, the Company had net capital of $1,023,573 which was $923,573 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($22,765) to net capital was 0.0222 to 1, which is less than the 15 to 1 maximum allowed.

11. Recently Issued Accounting Pronouncements

For the year ending December 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

R H INVESTMENT CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

Net capital, stockholders' equity	$	612,768
Add		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		650,000
		1,262,768
Less nonallowable assets		
Interest receivable		11,814
Equipment and leasehold improvements, net		52,058
Prepaid expenses and other assets		60,285
		124,157
Net capital before haircuts		1,138,611
Haircuts, security positions		115,038
Net capital	$	1,023,573
Aggregate indebtedness	$	22,765
Computed minimum net capital required (6.67% of aggregate indebtedness)	$	1,518
Mimimum net capital required (under SEC Rule 15c3-1)	$	100,000
Excess net capital ($1,023,573 - $100,000)	$	923,573
Percentage of aggregate indebtedness to net capital $\dfrac{\$22,765}{\$1,023,573}$		2.22%

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

R H INVESTMENT CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

RH Investment Corporation
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2015



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS
Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) RH Investment Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which RH Investment Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) RH Investment Corporation stated that RH Investment Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. RH Investment Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RH Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 8, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE   *WE FOCUS & CARE*

Assertions Regarding Exemption Provisions

We, as members of management of RH Investment Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ending December 31, 2015, without exception.

RH Investment Corporation

By:

_____
A.L. "Bud Byrnes", III
President/CEO

_____
2/2/2014
(Date)

_____
J. Romeo Portillo
COO

_____
2/2/2016
(Date)

_____
Sandra S. Byrnes
Secretary

_____
2-2-2016
(Date)



RH Investment Corporation
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2015



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
RH Investment Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by RH Investment Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating RH Investment Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). RH Investment Corporation's management is responsible for RH Investment Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by RH Investment Corporation supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE   *WE FOCUS & CARE*

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 8, 2016

R H INVESTMENT CORPORATION

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS

For the Year Ended December 31, 2015

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$	1,303,162
General Assessments at .0025	$	3,258
SIPC-6 general assessment Payment made on July 16, 2015		(1,564)
SIPC-7 general assessment Payment made on February 2, 2016		(1,694)
Total assessment balance due	$	-

R H INVESTMENT CORPORATION

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2015